2024 REPORT

HotelierCo



LETTER

Dear investors,

The last eighteen months have not provided the opportunities we anticipated.Hospitality debt costs increased significantly and continue to remain high; the leisure market has subsided after very strong post COVID growth; and development debt for hospitality assets in our target markets has become extremely difficult to obtain.The crowdfunding market has had a significant increase in the quantum of offerings - and we don't see a path in the immediate future that we could raise sufficient funds to build out the developments in cash.However, we are looking forward to an improved investment environment in 2025 with the worries of an election year behind us.

We need your help!

We will stay lean while we navigate the best path for success for the company.We have a strong asset in The Railroader which was acquired with no debt. This allows us to continue the search for opportunities that aren't capital intensive. We are also exploring opportunities for hotel management opportunities similar to Live Oak Lake.While we do this, the best support we can receive from our investors is patience.

Sincerely,

Nathan Kivi

CEO & Founder of HotelierCo

James Poole

COO

How did we do this year?

REPORT CARD

C+

☺ The Good

A solution to an easement issue and an improved balcony product was provided by Rabun Architects for The Railroader project.

We currently manage the Live Oak Lake product that was acquired by investors in late 2023 generating revenue for the company.

James Poole becoming part of HotelierCo, with a background in hotel operations and management as well as understanding ownership.

☹ The Bad

The Waxhaw project wasn't feasible with ground rent increases. With no funding certainty, we wrapped up the entity February 2024.

Initial GC Railroader costing was $185/SF. The quote arrived December 2024 at $384/SF. We are looking for alternative GCs.

Administration costs are higher than anticipated due to high investor count.

2024 At a Glance

January 1 to December 31


$$$$

$0

Revenue



-$12,421

Net Loss


IOU!

$0

Short Term Debt



$0

Raised in 2024



$6,343
Cash on Hand
As of 03/10/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$0
-$66,896
$0
-$12,421
2023
2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -10% Earnings per Share: $0.00

Revenue per Employee: $0 Cash to Assets: 3% Revenue to Receivables: ~ Debt Ratio: 0%

HotelierCo_Retail_LLC_2024_Financial_Package.pdf

We ❤ Our 280 Investors

Thank You For Believing In Us

Joshua Stout
Okwudili C Amaechi
Roy Barsati
Devin Bhola
Elizabeth Kanth
Andrew Douglas...
Candice McDade
Daniel Devlin
Leslie Taylor
Aaron Young
Kyle Damon
Patrick Murphy
Brenda Tuck
Indira Castrejón
Douglas JORDAN
Erika Rosenthal
Angel Colon
David D
Pamela Beth Kivi
Pierre Ricard D....
Christopher Paul
Edward Kelly Medlock
Edna Pitts
Petr Zaytsev
Allan Mercurio
Gregory B. Jones
Alfredo Perdomo
Mark Michaelsen
Manish A PATEL
Anh Doan
Ray Pulford
Rajneesh Mehra
Rudy Santos
Michael Scott Mitchell
Brandon Hatfield
Seth Copeland
Roy W Bickings
Shelby Thuruthumalil
Ramil Pavia De Las...
Lev Agranovich
Charles Lerner, M.D.,...
Catherine L Buchanan
Brad Kessler
Sarah Lisa
Hatem Rowaihy
Biren Gandhi
Shelia Cozine
Mike Panesis
Paul Madsen
Caleb Rodrigues
Michael Asaro
Kirby Jones
Nathan Kivi
Edgar O Corona
Andreas Muno
Cory Schwab
Christopher Ash
Dale Johns
Francisco Fernandez
Brian Watson
Anthony Brown
Aimee Lambes
Ankur Patel
Ernest Iseminger
Garth Bauman
Sharon Wheeler
David Nidorf
Philip Hasterok
Deep Patel
Derek Glover
Scott Whittaker
Amanda Adams
Benjamin Gallegos
Alexander Rosenblum
Christopher EASTER
Sara & Ken Goldfine
Daniel Walz
Michael A Hogue
Alfredo Nava
James Cowan
Ralph Hensley
Kirsten Myers
Joseph DeMatteo
Melanie Davis
Dominick Savillo
Zemel Shropshire
Marcus Chee
Jeffrey Gallagher
Taj Coleman
James Lynch
Joseph H Schale Jr
Tarunkumar Patel
Olga Tenemaza
Roderick Herron
April L McTeer
Roberto Pagan Jr
Pattie Tipton
Chirag Patel
William J Gallagher
Kanethia Daniel
Judith Dallemand
Shawn D Abadie
William Ward JR
Glenn Howard Gutin
Mary S Beight
Emily Klick
Dumindha...
Jonathan Yu
Sharonda Muwwakkil
Manukumar NAIR
Altonio Price
DOTTY HUDSON
Robert Daly
Wesley Estes
Kevin Palmer
Rohit Soni
Brent Hartman
Christopher Yankovic
Neryk Davydov
Tugs Oyun Davaadorj
Walter C. Perry
Kenny Sammut
Harriet F
Love Cureton
Cody Heisinger
Ken Stewart
Benjamin Mena
Rohan Dyer
Ketriana Yvonne
Ron Van Gelder
Joseph Carswell
Jarrod Crump
Qui Vo
Anthony Coleman
Jake Waitsman
Mohammed Ali
Dominique M Ricks
Theodore Muhlenburg
Mobo Fabiyi
David Hannus
Everett Lindsey
Victoria Kirby
Cory Brammer
Jesse C Stevens
Brent Barnes
Srinivas Vengala
Matthew Kinzer
Donald Carty
Thomas B Wallace
Jeremy Phillips
Dave Fisher
Charlotte Bone
W. Chris Green
John Osani
William Corry
Junior Rogers
Roció Salamanca
Toni Farley
Abraham Bonilla
Melvin Cartagena
Natassia Williams
James Titus
Georgios...
Andre Harrell
Stelanie Lu Vetta...
Brent Barnes
Jeffery Gray
Kandi Clark
Steven Winston
Angela D'Amario
Eric Scott Seigel
Jonathan Cherwa
Avinash Kataria
Michael McCarter
Joseph Woods
Luis Daniel Orozco
Larry Phipps
Sylvia Hobson
Dee Volk
Sean McKay
James Price
Dominique Defo Fotue
Gabrielle Kivi
Eduardo Demming
Michelle Thornton
Garrett Catalana
Hughbert James
Blaine S Correll Jr
Justin Shea
Freddie C Roberts
2095 Property...
James Aaron Hill
Max Bastow
Akeem Reid Wight
Ace Irvinski
Roy G Compton
Erica Worsdell
Tasha Newman
Francisco Orozco
Robert Fox
Khuzema A. Savai
Antonio R Arrendell
Nicolas Gallet
Emmanuel Prince...
Julian Jacobson
Jerry Francisco Benzl
Kendall Gibson
John Varner
Bryan Hare
Mitchell P Schaps
James Poole
Ted A Koch
Will Phillips
Francesco Artale
Jamila Simoné Pitts
Christianna Colbert
Silvio Sibilia
Brandi M. Ford
Iris Almonacid
Vanessa Olivia Mange
Melissa Givvines
Sahat Properties
Gregory Busine
Patrick Smith
Marimuthu...
Jimmy Black
Dominic Gallo
James Mitchell
Kevin Welch
C Hopson
Tim Hoffman

Thank You!

From the HotelierCo Team





Nathan Kivi

CEO & Founder of HotelierCo

With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles includin...



James Poole

Head of Operations

James bring 16 years of hotel operations experience ranging from on-property, to regional and corporate hotel operations...



Scott Levine

Founder of The Waxhaw & Head of Capital Markets

Scott's extensive financial knowledge & ability to adapt to industry changes have made him a trusted professional in...



John Howard

Client Relationships & Founder of The Railroader

A veteran locomotive engineer, John also has 30 years experience in sales, marketing and business management. His...

Details

The Board of Directors

Director	Occupation	Joined
Nathan Kivi	CEO @ HotelierCo Retail LLC	2020
James Poole	Head of Operations @ HotelierCo Retail LLC	2023

Officers

Officer	Title	Joined
Nathan Kivi	CEO	2020
James Poole	Head of Operations	2023

Voting Power

Holder	Securities Held	Voting Power
HotelierCo Enterprises LLC (75% owned by Nathan Kivi and 25% owned by James Poole)	3,000,000 Common Membership Interests	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2020	$82,355		Section 4(a)(2)
04/2022	$107,966		4(a)(6)
12/2022	$159,502		4(a)(6)
05/2023	$76,850		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

	Securities	Securities

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common Membership Interests	3,000,000	3,000,000	Yes
Preferred Membership Interests	401,323	401,323	No
Profit Shares	992,500	992,500	No

Warrants: 0
Options: 0

Form C Risks:

The Company is a newly formed entity and has a limited operating history. Until the Company has sufficient revenue it will be operating at a loss.

The Company is subject to risks related to cybersecurity. These risks can be insured and mitigated, but can still have a negative impact to the Company's business if a breach occurs.

The Company believes that increasing, maintaining and enhancing awareness of the Company's brand is critical to achieving widespread acceptance and success of the Company's business. Successfully promoting and positioning the Company and hotels under management will depend largely on the effectiveness of the Company's marketing efforts. Maintaining and enhancing the Company's brand awareness may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's brand, the Company's market may decrease and the Company may fail to attract customers, which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company may incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company is reliant on third party technology providers while in the initial growth phases. Loss of providers or increases in technology costs could adversely affect the Company's business.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The hospitality industry is cyclical and a worsening of global economic conditions or low levels of economic growth could adversely affect the Company's revenues and profitability as well as cause a decline in or limitation of the Company's future growth.

As a startup organization, the company is still very dependent on its founder. If anything catastrophic were to happen to the company's founder, the future of the company may be compromised.

The Company's hotels will be reliant upon technology and the disruption or malfunction in the Company's information systems could adversely affect the Company's business.

The Company may lose business by failing to compete effectively and/or because of negative social media.

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

The Company, like any business, is exposed to the risk of hotel employee or contractor fraud or other misconduct. Misconduct by hotel employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Macroeconomic and other factors beyond the Company's control can adversely affect and reduce demand for its services.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and

create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors

such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HotelierCo Retail LLC

Delaware Limited Liability Company
Organized September 2020
2 employees
5900 Balcones Dr
#21625
Austin TX 78731 http://www.hotelierco.com

Business Description

Refer to the HotelierCo profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HotelierCo is current with all reporting requirements under Rule 202 of Regulation

HotelierCo is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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